1154 Shenandoah Village Drive Waynesboro, VA 22980

August 3, 2012

Sent by EDGAR Transmission

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Mail Stop 3720

Washington, DC 20549

Attention: Larry Spirgel, Terry French and Inessa Kessman

RE:	NTELOS Holdings Corp., File No. 000-51798:
Form 10-K for the Fiscal Year ended December 31, 2011, Filed February 29, 2012
Response to SEC Staff Comment Letter dated July 27, 2012

Dear Sir/Madam:

NTELOS Holdings Corp. (the “Company”), hereby respectfully responds to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter, dated July 27, 2012 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011 (the “Annual Report”). The Company confirms that it intends to comply with the Staff’s comments in our future filings, as applicable.

For your convenience, the Company has repeated the comment of the Staff exactly as given in the Comment Letter and sets forth its responses below. In order to explain to the Staff the manner in which the Company intends to comply in future filings, we have provided in our response the sample disclosure that has been marked to show the proposed changes in response to the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Critical Accounting Policies and Estimates, page 48

Long-lived Asset Recovery, page 49

1.	We note that network plant and equipment are depreciated over various lives from 3 to 50 years, with a weighted average life of approximately 11 years. Given the significance of your network plant and equipment, please consider expanding your disclosure to show the carrying amount of each significant category or type of network plant and equipment and the estimated useful life. Also describe the method

Division of Corporate Finance

Securities and Exchange Commission

August 3, 2012

you used to estimate the useful life and the uncertainties associated with the assumptions, or levels of judgment utilized in the estimate. Please clarify why you believe it is appropriate to use a life of more than 20 years for some of these assets.

Response:

In response to the Staff’s comment that network plant and equipment are depreciated over various lives from 3 to 50 years, with a weighted average life of approximately 11 years, we have examined the mix of assets currently comprising such class and have determined that (i) certain semi-permanent structures used in our network, having useful lives of 50 years and a book value of less than $2.5 million, would more properly be classified as “land and buildings,” and (ii) certain tools and equipment used in the network, having useful lives of 2 to 5 years and a book value of less than $500,000, would more properly be classified as “furniture, fixtures and other equipment.” These reclassifications will result in our network plant and equipment being depreciated over various lives from 5 to 17 years, compared to the previous disclosure of 3 to 50 years. The weighted average life of network plant and equipment will remain unchanged at approximately 11 years. We believe the revised disclosure will provide a more accurate range of useful lives of network plant and equipment, will be more informative to the reader and is consistent with the disclosures provided by other wireless telecommunications companies. We also believe that, with these reclassifications and revisions to the ranges of useful lives, additional disclosures or expansion of the categories relating to network plant and equipment would not be meaningful.

In response to the Staff’s request for clarification of why the Company believes that it is appropriate to use a life of more than 20 years for some of the network assets, as discussed above, following the reclassification of the semi-permanent structures to “land and buildings,” the Company will not have any network assets that have a life in excess of 20 years.

Finally, in response to the Staff’s comments, in future filings where Critical Accounting Policies and Estimates are discussed, the Company will include disclosure relating to the method we use to estimate the useful life and the uncertainties associated with the assumptions, or levels of judgment utilized in such estimates. A sample of the proposed disclosure relating to property, plant and equipment follows:

Management’s Discussion and Analysis – Critical Accounting Policies and Estimates:

Long-lived Asset Recovery

…

~~Depreciation of property~~Property, plant and equipment ~~is calculated~~are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, which the Company reviews and updates based on historical experiences and future expectations. Buildings are depreciated over a 50-year life and leasehold improvements, which are categorized in land and buildings, are depreciated over the shorter of the estimated useful lives or the remaining lease terms. Network plant and equipment, which includes cell towers and site costs, and switch, cell site and other network equipment, are depreciated over various lives ranging from ~~3~~5 to ~~50~~17 years, with a weighted average life of approximately 11 years. Furniture, fixtures and other equipment are depreciated over various lives ranging from 2 to 18 years.

Division of Corporate Finance

Securities and Exchange Commission

August 3, 2012

The Company formally evaluates the appropriateness of estimated useful lives on at least an annual basis. Consideration is given to the trends in technological evolution and the telecommunications industry, the Company’s maintenance practices and the functional condition of long-lived assets in relation to the remaining estimated useful life of the asset. When necessary, adjustments are made to the applicable useful life of an asset class or depreciation is accelerated for assets that have been identified for retirement prior to the expiration of the original useful life.

As requested, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments on our response or future filings, please direct such to me at (540) 941-3524, facsimile number (540) 941-4305, or by electronic mail to chandors@ntelos.com. Please send written correspondence to my attention at 1154 Shenandoah Village Dr., Waynesboro, VA 22980. Thank you for your assistance.

Sincerely,

/s/ Stebbins B. Chandor Jr.

Stebbins B. Chandor Jr.

Executive Vice President, Chief Financial Officer, and Assistant Secretary